EXHIBIT 99.9
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AT THE TRUST                  AT THE FINANCIAL RELATIONS BOARD

Karen Dickelman               Tony Ebersole           Georganne Palffy
Investor Relations            General Information     Analyst Inquiries
312 683-3671                  312 640-6728            312 640-6768
www.banyanreit.com
email:  ir@banyanreit.com




FOR IMMEDIATE RELEASE
MONDAY, NOVEMBER 8, 1999



            BANYAN STRATEGIC REALTY TRUST ANNOUNCES SALE OF THE
           QUANTUM BUSINESS CENTRE IN JEFFERSON COUNTY, KENTUCKY


CHICAGO, NOVEMBER 8, 1999 -- BANYAN STRATEGIC REALTY TRUST (NASDAQ: BSRTS) announced the completion of the previously announced sale of the Quantum Business Centre, a multi-tenant office/warehouse property located in Jefferson County (suburban Louisville), Kentucky on November 4, 1999 for $6.1 million resulting in net proceeds of $3 million.

The Trust will report a gain of approximately $750,000 in the fourth quarter as a result of the sale.

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that owns and acquires primarily office and flex/industrial properties. The properties are located in certain major metropolitan areas and smaller markets of the Midwest and southeastern United States. The Trust's current portfolio includes 31 properties totaling 3.5 million rentable square feet and 864 apartment units.


             See Banyan's website at http//www.banyanreit.com


                     For further information regarding
                      Banyan free of charge via fax,
                  dial 1-800-PRO-INFO and enter "BSRTS".






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